October 4, 2004

Via Facsimile ((202) 942-9638) and EDGAR transmission

Michelle M. Anderson, Esq.

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, DC 20549-0303

Re:	Echelon Corporation

Schedule TO-I filed September 21, 2004

Schedule TO-I/A filed September 22, 2004

File No. 5-55409

Dear Ms. Anderson:

On behalf of Echelon Corporation (the “Company”), we are electronically transmitting a copy of the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter to the Company dated September 29, 2004. For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the response. All the responses set forth herein have been reviewed and approved by the Company. We are also concurrently filing an amendment to the Company’s Schedule TO-I that reflects the changes requested by the Staff.

General

1.	We note that the company is offering to exchange all options held by eligible employees, including those with exercise prices of $11.99 or less. Please advise us of the lowest exercise price of options that are eligible for exchange. Is it possible that you are offering to exchange some options that are not currently underwater? If so, tell us why you believe that you are entitled to rely upon the Commission’s exemptive order dated March 21, 2001, for issuer exchange offers conducted for compensatory purposes. In other words, tell us how offering to exchange options that are currently in the money furthers your compensatory purposes. We may have further comment upon review of your response.

We respectfully advise the Staff that that only four option grants are currently in-the-money based on the closing price of $7.85 on September 29, 2004; of these, three were granted on or after March 20, 2004 and are required to be tendered as a condition to participation in the offer. In addition, we further advise the Staff that the lowest exercise price of an eligible option is $6.31.

The compensatory purpose of the offer, and a compensatory policy of the Company in general, is to align the interests of employees and stockholders, in this case by making an offer that gives employees the opportunity to receive options that over time may have a greater potential to increase in value. Although the Company does not necessarily expect in-the-money options to be tendered unless required under the offer, the Company structured the exchange program to afford each eligible employee the maximum opportunity to determine which option grants to exchange. Since the option price of the new grant is not determinable at the time an eligible option grant is tendered, an optionee could reasonably determine that a currently in-the-money option would possibly be underwater at the time of the new option grant, and that the new grant is more beneficial, thus providing better incentive to that employee and a stronger correlation between the interests of the employee and our stockholders.

In addition, to further the compensatory purpose of aligning employee and stockholder interests, the Company attempts to minimize accounting expense which, pursuant to accounting regulations applicable to the offer, means requiring employees to tender all options granted since March 20, 2004, some of which have exercise prices of $11.99 or below.

As a result of both of the above components of our compensation policy and their compensatory nature and purpose, the Company believe that its option eligibility standards fall within the exemption provided by the Commission’s March 21, 2001 exemptive order.

Offer to Exchange

Summary Term Sheet, page 1

2.	Revise the disclosure on pages 10 and 11 to indicate that you will send the promise to grant stock options promptly after the expiration date, rather than after the cancellation date. Refer to Rules 13e-4(f)(5) and 14e-1(c).

In response to the Staff’s comment, the Company has modified the disclosure on pages 10 and 11 of the offer to exchange to clearly state that it will provide a promise to grant stock options promptly following the expiration of the offer.

Number of options; expiration date, page 42

3.

We reference your statement that employees who participate in the offer must exchange all options granted on or after March 20, 2004, including any options granted between the commencement of the offer and the expiration date. Does the company intend to grant additional options after commencement but before the expiration of the offer? If so, please confirm how you will comply with the requirements of Rule 14e-1(b) and whether you will pay the corresponding increase in the filing fee associated with the Schedule TO.

We respectfully advise the Staff that the Company does not intend to grant any options between the commencement of the offer and the expiration date, other than options to newly-hired employees, who do not meet the eligibility requirements to participate in the offer.

Acceptance of options for exchange and issuance of new options, page 48

4.	Your disclosure in the fourth paragraph indicates that the new options will be granted on a specified date that is at least six months and one day after the cancellation of the options. Please advise us whether you anticipate there will be any delay in the issuance of new options beyond the six month and one day period. If so, revise to explain to employees the possible extent of and reasons for such a delay.

We respectfully advise the staff that the Company will grant the new options on the first business day which is six (6) months and one (1) day after the date the Company cancels the options accepted for exchange. The expected grant date for the new options is April 22, 2005, except as necessitated by foreign law and disclosed in the offer to exchange in the relevant country specific-schedules. This grant date will be delayed only if the cancellation date does not occur on October 21, 2004 due to an extension of the offering period, which is not currently anticipated.

Conditions of the offer, page 49

5.	We believe that a tender offer may be conditioned on a variety of events and circumstances, provided that they are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. You disclose in the last condition that your offer may be amended or terminated if “any rules or regulations by any governmental authority or other regulatory or administrative authority or any national securities exchange have been enacted, enforced or deemed applicable to Echelon.” We presume that a multitude of rules and regulations already apply to the company and will continue to apply throughout the offering period. As a result, this condition appears to be overly broad and not capable of objective verification. Revise your disclosure to clarify those rules and regulations that would allow amendment or termination of the offer.

In response to the Staff’s comment, we have added the following language on page 50 of the offer to exchange to clarify which rules or regulations are referred to in the condition: “which have resulted or might result, in our reasonable judgment, in the restraint, prohibition or delayed completion of the offer, or which have resulted or may result, in our reasonable judgment, in a material impairment of the contemplated benefits of the offer to us (see Section 3 of this offer to exchange for a description of the contemplated benefits of the offer to us).”

Source and amount of consideration; terms of new options, page 51

6.	Revise to explain why the determination of the exercise price of the new options granted to executive officers differs from the basis for the exercise price of options granted to other employees generally.

In response to the Staff’s comment, we have revised the language on page 54 of the offer to exchange to explain why the determination of the exercise price of the new options granted to executive officers differs from the basis for the exercise price of options granted to other employees generally. The language now reads as follows (with the revised language in italics): “However, because Echelon believes that holding its executive officers to a higher standard of performance best aligns employee and stockholder interests with respect to creation of stockholder value, the exercise price of the new options granted to our executive officers will be the higher of (1) the closing price of the common stock on the new option grant date or (2) 115% of the closing price of our common stock on the cancellation date (expected to be October 21, 2004).”

Interests of directors and officers; transactions and arrangements concerning the options, page 59

7.	State whether any executive officers who are eligible to participate in the offer have indicated their intention to tender their options, and disclose the details of the transactions, if known. See Item 1004(b) of Regulation M-A.

We respectfully advise the Staff that at present none of the eligible executive officers of the Company has indicated to the Company their intention to tender their options in the offer to exchange.

Material U.S. federal income tax consequences, page 61

8.	Please delete the statement that the tax discussion is “a general summary.” We believe this language might suggest that security holders may not rely on the description of material tax consequences included in the offering document.

In response to the Staff’s Comment, the reference that Section 14 of the offer to exchange is a “general summary” has been deleted from Section 14, as the Company believes such section does include all material U.S. federal income tax consequences.

Election Form – Exhibit (a)(1)(c)

9.	We reference the language appearing in the Election Form requiring option holders to acknowledge that “no claim or entitlement to compensation or damages arises from the termination of the exchanged options or diminution in value of the new options or the underlying shares.” It appears that this acknowledgement may function to inappropriately disclaim liability under the federal securities laws. Please advise us as to the purpose of this language or provide a statement in your next amendment that expressly rescinds it.

We respectfully advise the Staff that the above-referenced language was not intended as a defense to potential actions. The Company has amended the Election Form to delete any references to a requirement that optionees affirmatively acknowledge the provision highlighted by the Staff. With respect to any Election Forms that have already been, or are after the date of this letter, executed and returned to the Company by any optionees, the Company agrees not to enforce the previous requirement that optionees affirmatively acknowledge the above-referenced language.

Additionally, at the Staff’s request, we have filed concurrently with this letter, a written statement from the Company acknowledging that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We very much appreciate the Staff’s review of this filing. The Company anticipates completing the offer to exchange described in the Schedule TO-I on the final day that participants can tender their options, October 20, 2004, and canceling all properly tendered options on October 21, 2004. We therefore respectfully request that if the Staff has any additional questions or comments, it direct them to us as quickly as possible. Please direct such questions to either myself or my colleague, Jason Sebring. Jason can be reached at (415) 947-2077 and I can be reached at (650) 320-4644.

Sincerely,

/s/    PAGE MAILLIARD

Page Mailliard

Wilson Sonsini Goodrich & Rosati

cc:	Echelon Corporation

Oliver R. Stanfield

Kathleen B. Bloch

Wilson Sonsini Goodrich & Rosati

Larry W. Sonsini

John E. Aguirre

Jason P. Sebring